Tempo Offices, Unit B2

431 Roberts Rd, Subiaco,

Western Australia, 6008

Tel: + 618 6313 3975

Fax: + 618 6270 6339

Email: invest@missionnewenergy.com

15 May 2013

Registration of Arbitration Proceeding

Against PTPN 111

Mission NewEnergy Limited (ASX:MBT) today announces that the Indonesian Arbitration Board (BANI) has officially registered the request for arbitration by Mission’s 85% owned subsidiary, Oleovest Pte Ltd.

In doing so, BANI has accepted that it has jurisdiction in hearing the dispute over the Indonesian Oleochemical joint venture project between Oleovest and the state-owned plantation company, PT Perkebunan Nusantara 111 (“PTPN 111”) and that the arbitration proceeding has been formally initiated.

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About Mission NewEnergy

To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact: James Garton Phone: + 61 8 6313 3975 james@missionnewenergy.com